UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 4)


                               Endwave Corporation
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    29264A206
                                    ---------
                                 (CUSIP Number)

                                December 24, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                           -----------------------
CUSIP No. 29264A206                       13G            Page 2 of 7 Pages
------------------------------                           -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EagleRock Capital Management, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                                        0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,445,658
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,445,658
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,445,658
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

------------------------------                           -----------------------
CUSIP No. 29264A206                       13G            Page 3 of 7 Pages
------------------------------                           -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Nader Tavakoli
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,445,658
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,445,658
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,445,658
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

------------------------------                           -----------------------
CUSIP No. 29264A206                       13G            Page 4 of 7 Pages
------------------------------                           -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EagleRock Institutional Partners, LP
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,195,709
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,195,709
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,195,709
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------

     This Amendment No. 4 to Schedule 13G (this "Amendment No. 4") is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company ("EagleRock"), Mr. Nader Tavakoli, the principal of EagleRock, and EagleRock Institutional Partners, LP, a Delaware limited partnership ("ERIP"), with respect to shares of Common Stock, par value $0.001 per share (the "Common Stock") of Endwave Corporation, a corporation organized under the laws of the State of Delaware (the "Company"), to amend the Schedule 13G filed on November 10, 2005 (as amended by Amendment No. 1 thereto filed on November 14, 2005, Amendment No. 2 thereto filed on February 14, 2006, Amendment No. 3 thereto filed on February 14, 2007, and this Amendment No. 4, the "Schedule 13G"). EagleRock acts as investment manager to several funds, including ERIP, and Mr. Tavakoli, as manager of EagleRock, controls the investment decisions of EagleRock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 4:     Ownership:
------      ---------

     Item 4 is hereby amended and restated as follows:

  A. EagleRock Capital Management, LLC
     ---------------------------------
     (a) Amount beneficially owned:  1,445,658
     (b) Percent of class: 15.8%. The percentages used herein and in the rest of this Schedule 13G are based upon a total of 9,118,256 shares of Common Stock issued and outstanding as of December 24, 2007, calculated as (x) the 11,620,503 shares of Common Stock outstanding as of October 26, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, less (y) the 2,502,247 shares of Common Stock repurchased by the Company on December 24, 2007, as reported in the Company's Current Report on Form 8-K filed on December 28, 2007.
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: 0
         (ii)  Shared power to vote or direct the vote: 1,445,658
         (iii) Sole power to dispose or direct the disposition: 0
         (iv)  Shared power to dispose or direct the disposition: 1,445,658

  B. Nader Tavakoli
     ---------------
     (a) Amount beneficially owned:  1,445,658
     (b) Percent of class: 15.8%.
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: 0
         (ii)  Shared power to vote or direct the vote: 1,445,658
         (iii) Sole power to dispose or direct the disposition: 0
         (iv)  Shared power to dispose or direct the disposition: 1,445,658

  C. Eaglerock Institutional Partners, LP
     ------------------------------------
     (a) Amount beneficially owned:  1,195,709
     (b) Percent of class: 13.1%.
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: 0
         (ii)  Shared power to vote or direct the vote: 1,195,709
         (iii) Sole power to dispose or direct the disposition: 0
         (iv)  Shared power to dispose or direct the disposition: 1,195,709

Item 10:    Certification:
-------     -------------

     Each of the Reporting Persons hereby makes the following certification:

     By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits
--------

Exhibit 99.1      Amended and Restated Joint Filing Agreement, dated
                  January 4, 2008, by and among EagleRock Capital Management, LLC, EagleRock Institutional Partners, LP and Mr. Nader Tavakoli.



                            [Signature page follows]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 4, 2008



                                     EAGLEROCK CAPITAL MANAGEMENT, LLC


                                     By: /s/ Nader Tavakoli
                                         ---------------------------------------
                                         Nader Tavakoli, Managing Member



                                     EAGLEROCK INSTITUTIONAL PARTNERS, LP

                                     By:  EagleRock Institutional GP, LLC,
                                          its general partner


                                     By: /s/ Nader Tavakoli
                                         ---------------------------------------
                                         Nader Tavakoli, Managing Member



                                     By: /s/ Nader Tavakoli
                                         ---------------------------------------
                                         Nader Tavakoli





               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13G
                      WITH RESPECT TO ENDWAVE CORPORATION]